Exhibit 99.3

Management Discussion and Analysis

Three-month and nine-month periods ended November 30, 2009

MANAGEMENT DISCUSSION AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the changes to the consolidated financial position and operating results of Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) including its subsidiaries Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBioPharm”). This analysis explains the material variations in the consolidated statements of earnings, financial position and cash flows of Neptune for the three-month and nine-month periods ended November 30, 2009 compared to those from the corresponding periods of the previous year.

This analysis, completed on January 6, 2010, must be read in conjunction with the Company’s audited and consolidated financial statements as at and for the period ended February 28, 2009 which are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

For discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, internal control over financial reporting, critical accounting policies and estimates, recent accounting pronouncements, and risks and uncertainties, refer to the Annual Report and the Annual Information Form for the period ended February 28, 2009, as well as registration statements and other public filings, which are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

OVERVIEW
As a result of a reorganization of activities during fiscal year 2009, the Company has three reportable operating segments structured in legal entities: nutraceutical (Neptune) involved in manufacturing and commercialization of nutraceutical products, cardiovascular (Acasti Pharma) involved in the development and commercialization of pharmaceutical applications for cardiovascular diseases and neurological (NeuroBioPharm) involved in the development and commercialization of pharmaceutical applications for neurological diseases.

Neptune
The Company continues to expand its customer base worldwide and is expecting revenue growth driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Asia. The Company completed the scaling-up of its production capacity at its Sherbrooke plant during last quarter providing for a 50% increase of yearly output from 60,000 kilograms to at least 90,000 kilograms. The integration of new technical equipment into the manufacturing line and the completion of the capacity expansion were also completed on schedule, at the end of the first quarter ended May 31st, 2009. During the third quarter, the production plant has been running at a steady rate targeting over 90,000 kg annually. In order to respond to increased demand and deliver on its volume commitments, Neptune is currently working to further expand its production capacity from 90,000 kg to an estimated 110,000 to 120,000 kg annually. This additional expansion is expected to take place during the last quarter of fiscal 2010 as well as the first quarter of fiscal 2011. This expansion should take place without production interruption and represents a marginal investment financed by cash flow from current operations. The confirmed sales for the 2010 calendar year are consistent with Neptune’s expectations of fully utilizing expanded plant capacity during the course of the year and of preparing for all new launches planned during the coming year. Neptune’s additional industrial plant project discussions are on schedule, with the target for the new industrial plant realisation to take place during the course of calendar 2011.

Towards the end of this quarter, the Company announced that convertible debentures with a fair value of $2,250 had been converted. Holders of $84 of debenture capital had chosen to convert capital and accumulated interest into Neptune units resulting in the issuance of 69,783 common shares and 34,891 warrants of Neptune. Neptune warrants are exercisable until October 9, 2011 at various prices ranging from $2.15 to $2.25 depending on the market price of Neptune shares at their date of conversion. Holders of $2,166 of debenture capital had chosen to convert into Acasti Pharma Inc. (“Acasti”) units resulting in the transfer from Neptune to the former debenture holders of 9,455,867 Acasti shares and the issuance of 9,455,867 Acasti call options by Neptune. Acasti call options are exercisable at $0.50 and expire one year after their issuance. At November 30, 2009, $500 of convertible debentures remains outstanding.

On November 2, 2009, Neptune also converted all of its 38,240,000 Acasti Class C shares into Acasti Class A shares as per the terms of the shares. After all conversions and transfers Neptune owns 28,784,133 Acasti Class A shares and 4,950,000 Acasti multi-voting Class B shares.

In regards to its intellectual property protection, the Company has always had a firm policy to protect its intellectual property rights including its patents, trademarks and trade secrets, with every legal means available. Recently, certain of Neptune’s competitors have been deceptively marketing, advertising and selling their finished krill-based products claiming benefits based on Neptune’s research or by infringing on patents for which Neptune has exclusive rights. Neptune, being determined to enforce its rights, has thus filed suits against some of those companies in order to protect its intellectual property.

The Company has also decided to exercise its right to appeal the decision of the European Patent Office regarding the European composition of phospholipids and use patent. The Company does not agree with the decision that states that Neptune’s Patent does not sufficiently disclose the invention. With the filing of an appeal, the decision to revoke the patent is suspended and until then the patent remains enforceable.

On November 12, 2009, the Company also filed a patent infringement lawsuit against Aker Biomarine ASA, Jedwards International, Inc., and Virgin Antarctic LLC. The complaint, which was filed in the U.S. District Court for the District of Massachusetts, alleges infringement of U.S. Patent No. 6,800,299. The patent is directed to a method of extracting total lipid fractions from krill.

On August 20, 2009, the Company received a complaint filed by Schiff Nutrition Group Inc. ("Schiff"), a former distributor of Neptune’s products, in the United States District Court for the District of Utah, Central division, alleging that Neptune failed to meet certain delivery thresholds. As a result, Schiff is seeking monetary damages in the amount of US $1 million from Neptune.

After careful review of this complaint and having sought legal advice, the Company filed a response and counterclaims to the Schiff complaint in federal district court in Utah. The Company denies all material allegations and the requested monetary compensation in the complaint and asserts federal and state law claims against Schiff, including that Schiff failed to pay the Company for shipments of NKO® accepted by Schiff, and that Schiff caused its contractor to encapsulate NKO® despite the Company’s objections that the resulting product would not meet specifications after encapsulation by Schiff’s contractor.

Despite the Company’s warning to Schiff Nutrition Group Inc. to cease directly and indirectly using the Company trademarks including NKO® and clinical support, Schiff Nutrition Group Inc. continued to use the Company trademarks and claims, as it can be seen on websites of multiple Schiff Nutrition Group Inc. distributors.

The Company presented novel innovative product opportunities customized for dietary supplements, functional and medical foods at Vitafoods International 2009. Neptune launched a new pipeline of novel formulations containing its proprietary marine omega-3 phospholipids enhanced with validated bioactive ingredients targeted to specific health applications. The Company is also testing the industry’s reception of a new biomass extract generated from Neptune’s research and development program targeting neurological indications. The Company will also be presenting pilot commercial products for functional food applications including juice, fruit berries, fruit paste and protein bars.

Acasti Pharma Inc. (“Acasti”)
The status of the Company’s new pharmaceutical products; Over-the-counter (OTC), prescription medical foods, and prescription drug products, is as follows:

As of mid-October 2009, Acasti relocated within ten (10) minutes of Neptune’s corporate office. The new venue is located within the Laval Technopole (Biopôle / Biotech City) home to two of the six Canadian research centers run by the international pharmaceutical industry. The larger space along with its state of the art infrastructure allows both Acasti and NeuroBioPharm to conduct their preclinical research simultaneously and more cost effectively in a better controlled environment and under the supervision of a recognized veterinarian and an accredited independent animal ethics committee.

Under the OTC program, product development has now been completed. According to the strategic business development plan, negotiations with pharmaceutical partners have advanced relating to the commercialization of the first OTC product. With regards to the medical food program, product development has been completed and the Company has successfully obtained a positive review from the Food and Drug Administration (“FDA”). The OTC and medical food have been shown to be safe and effective for the chronic treatment of dyslipidemia. The Company has made significant progress in its negotiations for the commercialization of the first OTC and medical foods.

The first of a series of experiments designed to unravel the mechanism of action of the active pharmaceutical ingredients (API) which was conducted in three (3) mouse models reflecting healthy state and moderate to severe dyslipidemia has been completed. After only 6 weeks of treatment at very low doses ranging from 0.5g to 2.0g, Acasti API achieved a statistically significant increase of HDL and reduction of LDL while achieving up to a 60% reduction of triglycerides; a considerably better effect than prescription omega-3 esters.

Furthermore, the efficacy of CaPre™ on dyslipidemia was evaluated on Zucker Diabetic Fatty, a diseased rat phenotype, characterized by type 2 diabetes, glucose intolerance and dyslipidemia, particularly high triglycerides and high cholesterol. After 4, 8 and 12 weeks of daily treatment with 500mg and 2,500mg, CaPre™ was shown to significantly increase High Density Lipoprotein Cholesterol (HDL-C or “good cholesterol”) by as high as 40% with the lower dose and by a record high of 61% with the higher dose. Simultaneous significant reduction of both triglycerides and LDL were observed.

The pre-IND briefing document was submitted to the FDA for further guidance. Good Laboratory Practice (“GLP”) has now been completed. The Company has received encouraging initial FDA guidance for an Investigational New Drug in the United States.

NeuroBioPharm Inc. (“NeuroBioPharm”)
Under the OTC program, the pilot development of the first OTC ingredient has been completed. Negotiations have been initiated with strategic partners to evaluate monotherapy and potential combination / formulation treatments. Under the medical foods program, the results of preclinical research performed by NeuroCode AG, (Wetzlar, Germany), a team of recognized experts dedicated to specific profiling of active pharmaceutical ingredients by means of electroencephalographic (EEG) power spectra of conscious free moving rats. The objectives of the trial were a) to determine the nature and extent of effect of the new NBP medical food candidate NKPL on the electrical activity of the brain, and b) to characterize the EEG effects in relation to standard central nervous system (CNS) drugs. At the lowest daily dose of 250mg, NKPL showed a significant effect strongly resembling (by 80% and 100%) the activity of methylphenidate or Ritalin®, a drug recognized as the gold standard for the treatment of Attention Deficit Hyperactivity Disorder (ADHD).

A clinical trial evaluating the effect of the medical food in early stage Alzheimer disease is progressing smoothly. To date, 100 patients have been recruited from multiple sites in different provinces in Canada. Under the prescription drug products, preclinical studies evaluating the toxicity, pharmacokinetics and mechanism of action of the prescription drug are designed.

PRINCIPAL CONSOLIDATED FINANCIAL INFORMATION
(In thousands of dollars, except per share data)
	FOR THE THREE MONTHS		FOR THE NINE MONTHS
	ENDED NOVEMBER 30,		ENDED NOVEMBER 30,
	2009	2008	2009	2008
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
	$	$	$	$
Sales and research contracts	3,758	2,451	8,007	7,951
EBITDA(1)	440	(709)	(1,478)	(282)
Net income (loss) and comprehensive income (loss)	2,023	(1,360)	(1,496)	(3,240)
Basic earnings (loss) per share	0.053	(0.036)	(0.040)	(0.086)
Diluted earnings (loss) per share	0.050	(0.036)	(0.040)	(0.086)
Total assets	17,572	17,019	17,572	17,019
Working capital(2)	4,547	8,256	4,547	8,256
Shareholders’ equity	7,917	8,450	7,917	8,450
Book value per common share(3)	0.207	0.224	0.207	0.224
Long-term debt	6,470	5,859	6,470	5,859

(1)

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net income (net loss), financial expenses, amortization, income taxes and losses on exchange incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation and gain on dilution for its EBITDA calculation.

(2)

The working capital is presented for information purposes only and represents a measurement of the Company’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

(3)

The book value per share is presented for information purposes only and is obtained by dividing the book value of shareholders equity by the number of outstanding common shares at the end of the fiscal year. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

RECONCILIATION OF THE CONSOLIDATED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)
A reconciliation of this non-GAAP financial information is presented in the table below. The Company uses non-GAAP measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Company uses EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Company believes it provides meaningful information on the Company financial condition and operating results.

Neptune obtains its Consolidated EBITDA measurement by adding to net income (net loss), financial expenses, amortization, income taxes and losses on exchange incurred during the fiscal period. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation and gain on dilution for its Consolidated EBITDA calculation. The Company believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

RECONCILIATION OF NON-GAAP FINANCIAL INFORMATION
(Expressed in thousands, except per share amounts)
	THREE MONTHS ENDED		NINE MONTHS ENDED
	NOVEMBER 30,		NOVEMBER 30,
	2009	2008	2009	2008
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
	$	$	$	$
Net income (loss)	2,023	(1,360)	(1,496)	(3,240)
Add (deduct):
Amortization	178	161	526	496
Financial expenses	200	151	567	360
Stock-based compensation	127	880	382	2,948
Foreign exchange (gain) loss	54	(541)	685	(846)
Gain on dilution	(2,142)	-	(2,142)	-
EBITDA	440	(709)	(1,478)	(282)

PRINCIPAL CONSOLIDATED QUARTERLY FINANCIAL DATA
(In thousands of dollars, except per share data)

Fiscal Year Ending February 28, 2010
		first	second	third	fourth
	total	quarter	quarter	quarter	quarter
	$	$	$	$	$

Sales and research contracts	8,007	2,878	1,371	3,758
EBITDA(1)	(1,478)	(284)	(1,634)	440
Net income (loss)	(1,496)	(1,407)	(2,112)	2,023
Basic earnings (loss) per share	(0.04)	(0.04)	(0.06)	0.05
Diluted earnings (loss) per share	(0.04)	(0.04)	(0.06)	0.05

Fiscal Period Ended February 28, 2009
		first	second	third	fourth
	total	quarter	quarter	quarter	quarter
	$	$	$	$	$
Sales and research contracts	8,589	n/a (1)	2,366	2,451	3,772
EBITDA(1)	337	n/a (1)	157	(708)	888
Net earnings (loss)	(1,885)	n/a (1)	(598)	(1,360)	73
Earnings (loss) per share basic and diluted	(0.05)	n/a (1)	(0.016)	(0.036)	0.002
(1) The Company changed its year end from May 31 to February 28 during fiscal 2009.

Fiscal Year Ended May 31, 2008
		first	second	third	fourth
	total	quarter	quarter	quarter	quarter
	$	$	$	$	$
Sales and research contracts	10,264	2,085	2,169	2,876	3,134
EBITDA(1)	1,020	332	70	348	270
Net loss	(4,784)	(1,051)	(1,564)	(886)	(1,283)
Loss per share basic and diluted	(0.13)	(0.029)	(0.042)	(0.024)	(0.035)

The comparative quarterly net losses have been restated following the adoption of a new accounting standard for intangible assets. Refer to note 2(a) of the unaudited consolidated financial statements.

(1)The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortizations, income taxes and losses on exchange incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions, such as share-based compensation and gain on dilution for its EBITDA calculation.

SEGMENT DISCLOSURES

The Company has three reportable operating segment structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical applications for cardiovascular diseases (Acasti Pharma) and the third is the development and commercialization of pharmaceutical applications for neurological diseases (NeuroBioPharm).

The following table show selected financial information by segments :

Three-month period ended November 30, 2009
	Nutraceutical	Cardiovascular	Neurological	Total
(Expressed in thousands)	$	$	$	$
Sales, partnership and collaboration agreement	3 756	-	2	3 758

EBITDA	874	(394)	(40)	440

Net income (loss)	2 462	(400)	(40)	2 023

Total assets	16 471	1 071	30	17 572

Working capital	3 829	728	(10)	4 547

EBITDA calculation
Net income (loss)	2 462	(400)	(40)	2 023
add (deduct)
Amortization	177	2	-	179
Financial expenses	200	-	-	200
Stock-based compensation	127	-	-	127
Foreign exchange loss (gain)	51	4	-	54
Gain on dilution	(2 142)	-	-	(2 142)

EBITDA	874	(394)	(40)	440

The following table show selected financial information by segments :

Nine-month period ended November 30, 2009
	Nutraceutical	Cardiovascular	Neurological	Total
(Expressed in thousands)	$	$	$	$
Sales, partnership and collaboration agreement	7 966	-	41	8 007

EBITDA	(87)	(1 159)	(232)	(1 478)

Net income (loss)	(92)	(1 172)	(232)	(1 496)

Total assets	16 471	1 071	30	17 572

Working capital	3 829	728	(10)	4 547

EBITDA calculation
Net income (loss)	(92)	(1 172)	(232)	(1 496)
add (deduct)
Amortization	522	5	-	527
Financial expenses	567	-	-	567
Stock-based compensation	382	-	-	382
Foreign exchange loss (gain)	676	8	-	684
Gain on dilution	(2 142)	-	-	(2 142)

EBITDA	(87)	(1 159	(232)	(1 478)

Substantially all of the activities in the comparative periods related to the nutraceutical segment. The cardiovascular and neurological segments began their activities during the three-month period ended August 30, 2008.

COMMENTS RELATIVE TO THE SIGNIFICANT VARIATIONS BETWEEN THE THREE-MONTH AND NINE-MONTH PERIODS ENDED NOVEMBER 30, 2009 (UNAUDITED) AND THE THREE-MONTH AND NINE-MONTH PERIODS ENDED NOVEMBER 30, 2008 (UNAUDITED)

Revenue
Revenue for the third quarter increased to $3,758 for the three-month period ended November 30, 2009, representing an increase of 53% compared to the three-month period ended November 30, 2008. Revenue for the nine-month period ended November 30, 2009 increased to $8,007 representing an increase of 1% compared to the nine-month period ended November 30, 2008. These increases in the Company’s revenue are mainly attributable to high sales backlog built during the plant shutdown as well as increasing demand for the Company’s products. The Company has managed to catch up with last year’s sales level despite second quarter revenue of $1,371 following the production plant shut down. The Company is expecting to continue growing its revenues and should surpass last year’s comparative 12 months revenues. Virtually all of the Company’s sales are derived from the nutraceutical segments.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)
EBITDA(1) increased by $1,149 for the three-month period ended November 30, 2009 to $440 compared to $(709) for the three-month period ended November 30, 2008. EBITDA(1) decreased by $1,196 for the nine-month period ended November 30, 2009 to $(1,478) compared to $(282) for the nine-month period ended November 30, 2008. The reason for the three-month period increase is mainly attributable to increased margin and revenues. The reason for the nine-month period decrease is mainly due to the support of fixed costs during the ramp-up period in the second quarter as well as research and development expenditures of $476 (three-month period) and $1,933 (nine-month period) incurred in Acasti, NeuroBioPharm and Neptune as well as in the integration of new technical equipment into the manufacturing line in Neptune. The nutraceutical segment realized an EBITDA of $874 for the three-month period ended November 30, 2009 compared to $(291) in 2008, an increase due principally to the increased margin and revenues. The same segment realized an EBITDA of $(87) for the nine-month period ended November 30, 2009 compared to $388 in 2008, a decrease due principally to the effects of the plant shut down.

Net Income (Loss)
The net income for the three-month period ended November 30, 2009 amounts to $2,022 or $0.053 per share, compared to a net loss of $1,360 or $0.036 per share for the three-month period ended November 30, 2008, an increase of 249% from last year’s corresponding period. The net loss for the nine-month period ended November 30, 2009 amounts to $1,496 or $0.04 per share, compared to a net loss of $3,240 or $0.086 per share for the nine-month period ended November 30, 2008, a decrease of 54% from last year’s corresponding period. The loss decrease for the three-month period ended November 30, 2009 compared to last year’s corresponding quarter is mainly due to due to the increased margin and revenues as well as the gain on dilution (see note 7 to the unaudited consolidated financial statements) following the debenture conversion for a positive effect of $2,142. It is also explained by the decrease of the stock-based compensation expense by $753. The loss decrease for the nine-month period ended November 30, 2009 compared to last year’s corresponding quarter is mainly caused by the decrease in the stock-based compensation expense by $2,566 and the gain on dilution (see note 7 to the unaudited consolidated financial statements) following the debenture conversion for a positive effect of $2,142. These positive effects are counterbalanced by an increase in research and development expenses of $1,003 incurred in Acasti, NeuroBioPharm and Neptune as well as in the integration of new technical equipment into the manufacturing line in Neptune.

TREASURY FLOW AND FINANCIAL SITUATION BETWEEN THE THREE-MONTH AND NINE-MONTH PERIODS ENDED NOVEMBER 30, 2009 (UNAUDITED) AND THE THREE-MONTH AND NINE-MONTH PERIODS ENDED NOVEMBER 30, 2008 (UNAUDITED)

Operating Activities
During the three-month period ended November 30, 2009, the operating activities generated a decrease in liquidities of $934, compared to a decrease of $10 for the corresponding three-month period ended November 30, 2008. During the nine-month period ended November 30, 2009, the operating activities generated a decrease in liquidities of $1,473, compared to a decrease of $586 for the corresponding nine-month period ended November 30, 2008. The change in liquidities derived from operating activities from the three-month period ended November 30, 2008 to the three-month period ended November 30, 2009 is mainly attributable to a net decrease in operating assets and liabilities of $1,182, primarily due to higher investments in accounts receivable and lower investments in inventories. The change in liquidities derived from operating activities from the nine-month period ended November 30, 2008 to the nine-month period ended November 30, 2009 is partially attributable to a net increase in operating assets and liabilities of $1,120, primarily due to lower investments in accounts receivable and higher investments in inventories.

Investing Activities
During the three-month period ended November 30, 2009, the investing activities generated an increase in liquidities of $248. During the nine-month period ended November 30, 2009, the investing activities generated a decrease in liquidities of $1,917. The increase for the three-month period ended November 30, 2009 is mainly due to maturity of term deposits for an amount of $490 offset by payments for investments in property, plant and equipment for an amount of $238. The decrease for the nine-month period ended November 30, 2009 is mainly due to payments for investments in property, plant and equipment for an amount of $3,231. These investments are mainly comprised of investments in the plant expansion, which is financed by the long-term financing facility (see note 8 to the unaudited consolidated financial statements). In order to finance these and other projects the Company decreased its short-term deposits by $1,460.

Financing Activities
During the three-month period ended November 30, 2009, the financing activities generated an increase in liquidities of $449. During the nine-month period ended November 30, 2009, the financing activities generated an increase in liquidities of $3,221. The increase for the three-month period ended November 30, 2009 is mainly attributable to the mortgage loan increase for $137 and the bank loan increase for $370. The increase for the nine-month period ended November 30, 2009 is mainly attributable to the mortgage loan increase for $3,000 and the bank loan increase for $460. As explained in note 8 of the unaudited consolidated financial statements, the Company also refinanced its long-term debt in 2009. The Company entered into a debt agreement totaling $6,500 of which $3,500 was disbursed in nine-month period ending February 28, 2009 and $3,000 has been disbursed in the nine-month period ended November 30, 2009. .

Overall, as a result of cash flows from all activities, the Company decreased its cash by $238 for the three-month period ended November 30, 2009 and decreased its cash by $168 for the nine-month period ended November 30, 2009.

FINANCIAL POSITION
The following table details the important changes to the balance sheet at November 30, 2009 compared to February 28, 2009:

	Increase
Accounts	(Reduction)	Comments
	(In Thousands of dollars)
Cash	(168)	See cash flows statement
Short term deposits	(1,460)	Conversion to cash to fund operations
Receivables	(2,080)	Increase collection of receivables
Inventory	673	Increase related to raw material inventory due to plant restart
Property, plant and equipment	2,454	Plant expansion project and amortization
Intangible assets	159	Products development activities and IP
Accounts payable and accrued liabilities	(644)	Decrease in overall company activities
Convertible debenture	(1,715)	Conversion of debentures and interest and accretion expenses
Long-term debt	2,454	Receipt of last tranche financing mortgage loan less long term debt re-payment

PRIMARY ANNUAL FINANCIAL RATIOS

November 30,		Feb28,	November 30,
	2009	2009	2008
Working Capital Ratio (current assets/current liabilities)(1)	2.08	2.98	3.52
Solvency Ratio (Debt Capital / Shareholder Equity)*(2)	0.82	0.63	0.69

* including convertible debentures for 2009.
(1) The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.
(2) The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

The Company’s working capital ratio deteriorated during the period ended November 30, 2009 compared to the period ended February 28, 2009 mainly due to the decrease in accounts receivables and term deposits. The Company’s solvency ratio deteriorated during the period ended November 30, 2009 compared to the period ended February 28, 2009 mainly due to second tranche mortgage loan used to finance the plant expansion and the effects of the plant shutdown on the operating results.

FINANCIAL RISK MANAGEMENT
Refer to note 21 of our audited consolidated financial statements for the period ending February 28, 2009 for disclosures relating to the nature and extent of the Company’s exposures to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk and how the Company manages those risks.

Related Party Transactions
Under the terms of an agreement entered into with a shareholder (a company controlled by an officer and director), the Company is committed to pay royalties of 1% of its revenues related to its nutraceutical segment in semi-annual installments, for an unlimited period. The annual amount disbursed in cash cannot exceed net earnings before interest, taxes and amortization of Neptune on a non-consolidated basis. For the three and nine-month periods ended November 30, 2009, total royalties paid or payable to this party amounted to $69 and $111 (three and nine-month periods ended November 30, 2008 - $25 and $79, respectively). As at November 30, 2009, the balance payable to this shareholder under this agreement amounts to $219 (February 28, 2009 - $222) including an amount of $137 in redeemable shares of the subsidiaries given by Neptune in consideration for 1% of the assigned value of the licences transferred. This amount is presented in the balance sheet under accounts payable and accrued liabilities.

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

Changes in Accounting Policies
New accounting policies adopted:
On March 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

Goodwill and Intangible Assets:
The CICA issued Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.

As a result of this standard, direct costs incurred to secure patents related to internally-generated assets in the research phase will no longer be capitalized by the Company. The Company applied this standard on a retrospective basis. The impact of adopting this standard was to increase the opening deficit and reduce intangible assets, as at June 1, 2008 and March 1, 2009, by $151 and $147, respectively, for such assets capitalized prior to the date of commercialization, May 31, 2002. The impact of the adjustment on the net loss in 2008 and 2009 is not significant.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities:
On January 20, 2009, the Emerging Issues Committee ("EIC") of the Canadian Accounting Standards Board ("AcSB") issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

Future accounting changes:
Business Combinations:
Section 1582, Business Combinations, replaces Section 1581, Business Combinations. The Section establishes standards for the accounting for a business combination. It provides the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), Business Combinations. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Consolidated Financial Statements:
Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, together replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS Standard, IAS 27 (Revised), Consolidated and Separate Financial Statements. The Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on the consolidated financial statements.

International Financial Reporting Standards:
In February 2008, Canada’s AcSB confirmed that Canadian GAAP, as used by publicly accountable enterprises, would be fully converged into International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore, the Company will be required to report under IFRS for its 2012 interim and annual financial statements. The Company will convert to these new standards according to the timetable set within these new rules. The Company has not yet assessed the impact these new standards will have on its financial statements.

Subsequent Events
There are no subsequent events after the balance sheet date to the date of this report.

Changes in Internal Control Over Financial Reporting
During the period ended November 30, 2009, the Chief Executive Officer and the Vice-President, Administration and Finance evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no change during the three-month period ended November 30, 2009 that affected materially or could materially affect the Company’s internal controls over financial reporting and disclosure controls and procedures.

RISK FACTORS
The information contained in the Financial Statements and the MD&A for the three-month and nine-month periods ended November 30, 2009 should be read in conjunction with all the Company’s public documentation and in particular the risk factors section in the Annual Information Form. This information does not represent an exhaustive list of all risks related to an investment decision in the Company.

Financial Risks
Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise.

The Company’s policy is to have satisfactory coverage of its receivables by insurers. However, such coverage may vary upon the valuation made by insurers. U.S. currency is used for the majority of foreign transactions. For the time being at least, any exchange rate risk to the Company is mainly limited to the variation of the US dollar. Despite the fact that raw material purchases are currently handled in U.S. currency, management also has the ability to use foreign exchange contracts to minimize the exchange risk.

Product Liability
The Company has secured a $5 million product liability insurance policy, renewable on an annual basis, to cover civil liability relating to its products. The Company also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Company has obtained Good Manufacturing Practices accreditation from Health Canada.

Prospective Statements
This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Company results differing noticeably from those predicted. These risks include, but are not limited to: the growth in demand for Company products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions and changes to economic conditions in Canada, the United States and Europe (including changes to exchange and interest rates).

The Company based its prospective statement on the information available when this analysis was drafted. The inclusion of this information should not be considered a declaration by the Company these estimated results have been achieved.

Additional Information
Updated and additional Company information is available from the SEDAR Website at www.sedar.com and from EDGAR Website at www.sec.gov

As at January 5, 2010, the total number of common shares issued by the Company and in circulation was 38,227,330 and Company common shares were being traded on the TSX Exchange Venture under the symbol NTB and on NASDAQ Capital Market under the symbol NEPT. The Company also has 1,108,891 and 3,028,875 warrants and options outstanding, respectively. In addition, the Company has issued convertible debentures with a face value of $500 that are convertible into Neptune units or Acasti units as described in note 7 to the interim consolidated financial statements, as well as 10,555,867 subsidiary call-options to acquire shares in Acasti.

/s/ Henri Harland	/s/ André Godin

Henri Harland	André Godin
President and Chief Executive Officer	Vice-President, Administration and Finance